FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MARCH 13, 2007

BAYTEX ENERGY TRUST ANNOUNCES RECORD CASH FLOW
AND NET INCOME FOR 2006

Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) is pleased to announce its operating and financial results for the three months and year ended December 31, 2006.

2006 Highlights

•	Record cash flow of $275 million, 21% higher than the previous record set in 2005;
•	Record net income of $147 million, 84% higher than the previous record set in 2005;
•	Increased distributions per trust unit by 20%;
•	Maintained conservative payout ratio at 52%;
•	Fully funded distributions and capital expenditures by internally generated cash flow;
•	Reduced total debt by 13% compared to one year ago;
•	Achieved FD&A costs (excluding FDC) of $7.31/boe (one-year) and $7.36/boe (three-year);
•	Realized recycle ratios of 3.7 (one-year) and 3.3 (three-year); and
•
Delivered 38.7% one-year total return to unitholders compared to a negative 3.7% return for the TSX/S&P Energy Trust Index, 47.2% two-year annualized return (20.0% for the Index) and 43.5% three-year annualized return (23.4% for the Index). Our returns rank us as the best performer among all oil and gas income trusts for each of the one-year, two-year and three-year periods.

	Three Months Ended			Year Ended
FINANCIAL	December 31, 2006	September 30, 2006	December 31, 2005	December 31, 2006	December 31, 2005

($ thousands, except per unit amounts)
Petroleum and natural gas sales	134,541	145,754	162,356	556,689	546,940
Cash flow from operations (1)	63,519	71,930	65,487	274,662	227,465
Per unit - basic	0.85	0.98	0.95	3.77	3.38
- diluted	0.79	0.90	0.86	3.45	3.12
Cash distributions	34,516	35,219	28,582	143,072	114,221
Per unit	0.54	0.54	0.45	2.16	1.80
Net income	19,988	42,040	35,184	147,069	79,876
Per unit - basic	0.27	0.57	0.51	2.02	1.19
- diluted	0.26	0.54	0.47	1.91	1.15

Exploration and development	24,343	35,684	31,046	132,381	130,492
Net acquisitions (dispositions)	7	1,303	(47,477)	702	21,957
Total capital expenditures	24,350	36,987	(16,431)	133,083	152,449

Long-term notes	209,691	200,694	209,799	209,691	209,799
Convertible debentures	18,906	21,173	73,766	18,906	73,766
Bank loan	127,495	130,685	123,588	127,495	123,588
Other working capital deficiency	10,718	12,295	16,506	10,718	16,506
Notional mark-to-market assets	(2,393)	(2,801)	(5,183)	(2,393)	(5,183)
Total net debt	364,417	362,046	418,476	364,417	418,476

	Three Months Ended			Year Ended
OPERATING	December 31, 2006	September 30, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Daily production
Light oil & NGL (bbl/d)	3,643	3,594	4,022	3,735	3,842
Heavy oil (bbl/d)	22,416	21,325	24,051	21,325	21,265
Total oil (bbl/d)	26,059	24,919	28,073	25,060	25,107
Natural gas (MMcf/d)	51.4	54.9	58.9	55.4	60.4
Oil equivalent (boe/d @ 6:1)	34,631	34,074	37,895	34,292	35,177

Average prices (before hedging)
WTI oil (US$/bbl)	60.21	70.48	60.02	66.22	56.56
Edmonton par oil ($/bbl)	64.49	79.17	71.18	72.77	68.75
BTE light oil & NGL ($/bbl)	48.62	57.94	55.78	53.84	53.84
BTE heavy oil ($/bbl)	41.15	48.28	37.75	43.57	37.38
BTE total oil ($/bbl)	42.19	49.68	40.33	45.10	39.90
BTE natural gas ($/Mcf)	7.03	6.35	10.69	7.13	8.22
BTE oil equivalent ($/boe)	42.19	46.57	46.48	44.48	42.60

TRUST UNIT INFORMATION
TSX (C$)
Unit Price
High	$25.82	$28.66	$18.78	$28.66	$18.78
Low	$18.95	$21.50	$14.13	$16.81	$12.42
Close	$22.28	$23.35	$17.70	$22.28	$17.70
Volume traded (thousands)	31,901	23,943	21,534	102,652	87,481

NYSE (US$) (2)
Unit Price
High	$22.84	$25.87	N/A	$25.87	N/A
Low	$16.63	$19.26	N/A	$16.63	N/A
Close	$18.96	$20.91	N/A	$18.96	N/A
Volume traded (thousands)	8,580	5,353	N/A	21,496	N/A

Units outstanding (thousands) (3)	77,498	76,839	71,475	77,498	71,475

(1)
Cash flow from operations is a non-GAAP term that represents cash generated from operating activities before changes in non-cash working capital and other operating items. The Trust’s cash flow from operations may not be comparable to other companies. The Trust considers cash flow a key measure of performance as it demonstrates the Trust’s ability to generate the cash flow necessary to fund future distributions and capital investments.

(2)	Data reflects the periods since commencement of trading on March 27, 2006 on the NYSE.

(3)	Number of trust units outstanding includes the conversion of exchangeable shares at the respective exchange ratios in effect at the end of the reporting periods.

(4)	Total return is computed as the sum of capital appreciation in unit price and cash distributions received, and assumes that cash distributions are re-invested into additional trust units as received.

Operations Review

Capital expenditures during 2006 totaled $133 million, with $132.4 million spent on exploration and development activities and $0.7 million spent on minor acquisitions net of dispositions of assets.

During the fourth quarter, Baytex participated in the drilling of 24 (20.1 net) wells, resulting in 22 (18.1 net) oil wells and two (2.0 net) gas wells for a 100% success rate. For all of 2006, Baytex participated in the drilling of 128 (117.6 net) wells, resulting in 98 (91.3 net) oil wells, 21 (18.1 net) gas wells, three (3.0 net) stratigraphic test wells and six (5.2 net) dry holes. Overall success rate for the year was 94.5% (94.8% net). In addition, 31 wells were drilled by other operators during 2006, including five wells drilled in the fourth quarter, with Baytex retaining various royalty or working interests.

Financial Review

Cash flow from operations increased to a record $275 million in 2006, an improvement of 21% over 2005 results. Oil and gas production averaged 34,292 boe/d in 2006, which was essentially consistent with the 2005 average of 34,647 boe/d after adjusting for 2,100 bbl/d of thermal heavy oil production acquired in October and sold in December of 2005.   Oil prices continued to set historical highs with WTI averaging US$66.22 per bbl in 2006 compared to the previous record of US$56.56 in 2005. Heavy oil prices, reflecting improvements in transportation and refining fundamentals, were particularly strong in 2006 with Baytex receiving an average price of $43.57 per bbl, an increase of 17% from one year earlier.  Natural gas prices were less robust, with Baytex receiving an average wellhead price of $7.13 per mcf, a decrease of 13% from 2005. The key factor related to the Trust’s cash flow improvement for 2006 over 2005 was the expiry of certain WTI derivative contracts which resulted in significant hedging losses in 2005. No WTI hedging gains or losses were realized in 2006.

Net income in 2006 was a record $147 million, an increase of $84% over 2005. The key contributors to this improvement were the elimination of hedging losses and a future income tax recovery resulting from a reduction of Canadian income tax rates.

After maintaining its distribution constant at $0.15 per month per unit since inception, Baytex increased its monthly distribution in January 2006 by 20% to $0.18 per unit. Despite this increase, total cash distributed (net of a modest 9% participation in our DRIP) represented a conservative payout ratio of 52%, reflecting our strategy to execute a business model which allows us to fund our capital program and distributions with internally generated cash flow.

Total net debt at year-end 2006 was $364 million, including $19 million of convertible debentures issued in June 2005 with a conversion price of $14.75 per trust unit. The majority of Baytex’s remaining debt is in the form of senior subordinated term notes maturing in 2010. Baytex continues to have excellent financial flexibility with over $160 million in undrawn credit facilities at the end of 2006.

Capital Program Efficiency

Baytex’s 2006 internal development program, led by advancements at Celtic and Seal, was an unequivocal success. Since the conversion to an income trust in late 2003, Baytex has continued to demonstrate superior capital and operational efficiencies as it prudently executes its strategy for long-term sustainability.

The efficiency of Baytex’s capital programs is summarized as follows:
	2006	Three Year Average 2004 - 2006
Excluding Future Development Costs (“FDC”)

FD&A Costs - Proved ($/boe)
Exploration and development	$ 9.61	$ 9.96
Acquisitions (net of dispositions)	5.38	7.49
Total	$ 9.57	$ 8.89

FD&A costs - Proved plus Probable ($/boe)
Exploration and development	$ 7.35	$ 8.14
Acquisitions (net of dispositions)	3.89	6.32
Total	$ 7.31	$ 7.36

Operating Netback ($/boe)	$26.75	$24.18

Recycle Ratio - Proved plus Probable	3.7	3.3

Reserves Replacement Ratio - Proved plus Probable	145%	203%

Including Future Development Costs

FD&A costs - Proved ($/boe)
Exploration and development	$20.49	$16.49
Acquisitions (net of dispositions)	6.46	9.25
Total	$20.36	$13.33

FD&A costs - Proved plus Probable ($/boe)
Exploration and development	$15.77	$13.73
Acquisitions (net of dispositions)	4.44	7.84
Total	$15.66	$11.20

Recycle Ratio - Proved plus Probable	1.7	2.0

Net Asset Value

The following net asset value calculation utilizes what is generally referred to as the “produce-out” net present value of Baytex’s oil and gas reserves as evaluated by Sproule. It does not take into account the possibility of Baytex being able to recognize additional reserves through future capital investment in its existing properties beyond those included in the 2006 year-end report.

	Forecast Prices Discounted at ($ thousands)
	5%	10%
Proved plus probable reserves (1)	2,021,697	1,631,335
Undeveloped land (2)	100,090	100,090
Total debt (3)	(347,904)	(347,904)
Net asset value	1,773,883	1,383,521

Diluted trust units (4)	78,828,360	78,828,360

Net asset value per trust unit	$22.50	$17.55

Notes:
(1)	As evaluated by Sproule Associates Limited as at December 31, 2006. Net present value of future net revenue does not represent fair market value of the reserves.
(2)	As evaluated by Baytex as at December 31, 2006 on 618,135 net acres of undeveloped land.
(3)	Long-term debt net of working capital as at December 31, 2006, excluding convertible debentures and notional assets associated with the mark-to-market value of derivative contracts.
(4)
Includes 75,121,664 trust units, 1,573,153 exchangeable shares converted at an exchange ratio of 1.51072 and 1,330,102 trust units issuable on the conversion of the outstanding convertible debentures as at December 31, 2006.

Oil and Gas Reserves

Baytex announced certain of its year-end 2006 reserves information on February 12, 2007. Following is additional summary information with regard to oil and gas reserves as at December 31, 2006. Other detailed information as required under NI 51-101 will be included in Baytex’s Annual Information Form.

Reconciliation of Company Interest Reserves (3) By Principal Product Type Forecast Prices and Costs

	Light and Medium Crude Oil			Heavy Oil
	Proved (1)	Probable (1)	Proved + Probable (1)	Proved (1)	Probable (1)	Proved + Probable (1)
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
December 31, 2005	5,472	2,342	7,814	71,266	26,286	97,552
Extensions	-	-	-	1,828	887	2,715
Discoveries	25	12	37	90	25	115
Technical Revisions	312	(351)	(39)	9,890	5,649	15,539
Acquisitions	121	51	172	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	36	(10)	26	518	82	600
Production	(780)	-	(780)	(7,784)	-	(7,784)
December 31, 2006	5,186	2,044	7,230	75,808	32,929	108,737

	Natural Gas Liquids			Natural Gas
	Proved (1)	Probable (1)	Proved + Probable (1)	Proved (1)	Probable(1)	Proved + Probable (1)
	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(MMcf)
December 31, 2005	3,635	1,254	4,889	125,537	50,862	176,399
Extensions	138	29	167	4,817	90	4,907
Discoveries	76	26	102	2,458	1,449	3,907
Technical Revisions	308	(226)	82	(2,425)	(11,535)	(13,960)
Acquisitions	-	-	-	32	15	47
Dispositions	-	-	-	-	-	-
Economic Factors	(112)	(69)	(181)	(1,779)	(1,244)	(3,023)
Production	(583)	-	(583)	(20,219)	-	(20,219)
December 31, 2006	3,462	1,014	4,476	108,421	39,637	148,058

	Oil Equivalent (2)
	Proved (1)	Probable (1)	Proved + Probable (1)
	(Mboe)	(Mboe)	(Mboe)
December 31, 2005	101,296	38,359	139,655
Extensions	2,769	931	3,700
Discoveries	601	305	906
Technical Revisions	10,106	3,150	13,256
Acquisitions	127	53	180
Dispositions	-	-	-
Economic Factors	146	(206)	(60)
Production	(12,517)	-	(12,517)
December 31, 2006	102,528	42,592	145,120

Notes:

(1) Reserves information as at December 31, 2005 and 2006 is prepared in accordance with NI 51-101.
(2)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(3) Company interest reserves include solution gas but do not include royalty interest.

Management’s Discussion and Analysis

Management’s discussion and analysis (“MD&A”), dated March 12, 2007, should be read in conjunction with the unaudited interim consolidated financial statements for the three months and the year ended December 31, 2006 and the audited consolidated financial statements and MD&A for the year ended December 31, 2005. Barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

Cash flow from operations is not a measure based on generally accepted accounting principles (“GAAP”), but is a financial term commonly used in the oil and gas industry. It represents cash generated from operating activities before changes in non-cash working capital, site restoration and reclamation expenditures, other assets and deferred credits. The Trust’s cash flow from operations may not be comparable to other companies. The Trust considers it a key measure as it demonstrates the ability of the Trust to generate the cash flow necessary to fund future distributions and capital investments.

Production. Light oil and natural gas liquids (“NGL”) production for the fourth quarter of 2006 decreased by 9% to 3,643 bbl/d from 4,022 bbl/d a year earlier. Heavy oil production decreased 7% to 22,416 bbl/d for the fourth quarter of 2006 compared to 24,051 bbl/d a year ago. Natural gas production decreased by 13% to 51.4 mmcf/d for the fourth quarter of 2006 compared to 58.9 mmcf/d for the same period last year. The decrease in light oil, NGL and natural gas volumes was largely due to delayed timing of certain natural gas tie-ins and natural declines. The decrease in heavy oil production is attributable to the sale of approximately 2,100 bbl/d of thermal production at year-end 2005.

For the year ended December 31, 2006, light oil & NGL production decreased by 3% to 3,735 bbl/d from 3,842 bbl/d for last year. Heavy oil production for 2006 was consistent with that of the prior year with production of 21,325 bbl/d compared to 21,265 bbl/d in 2005. Natural gas production decreased by 8% to average 55.4 mmcf/d for 2006 compared to 60.4 mmcf/d for 2005. The decrease in light oil, NGL and natural gas volumes was largely due to delayed timing of certain natural gas tie-ins and natural declines. Heavy oil production increased slightly due to development activities and full-year ownership of the properties at Celtic, offset by the sale of thermal production at year-end 2005.

Revenue. Petroleum and natural gas sales decreased 17% to $134.5 million for the fourth quarter of 2006 from $162.4 million for the same period in 2005. For the year, petroleum and natural gas sales increased by 2% to $556.7 million in 2006 from $546.9 million a year earlier.

For the per sales unit calculations, heavy oil sales for the three months ended December 31, 2006 were 28 bbl/d higher (three months ended December 31, 2005 - 70 bbl/d higher) than the production for the period due to inventory in transit under the Frontier supply agreement. The inventory adjustments had minimal effect on sales for the years ended December 31, 2006 and December 31, 2005.

	Three Months ended December 31
	2006		2005
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue (barrels)
Light oil & NGL	16,294	48.62	20,637	55.78
Heavy oil	84,961	41.15	83,783	37.75
Derivative contracts gain (loss)	503	0.24	(14,109)	(6.36)
Total oil revenue	101,758	42.40	90,311	34.88
Natural gas revenue (Mcf)	33,286	7.03	57,936	10.69
Total revenue (boe)	135,044	42.35	148,247	42.44
(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf.

Revenue from light oil and NGL for the fourth quarter of 2006 decreased 21% from the same period a year ago due to a 9% decrease in production combined with a 13% decrease in wellhead prices. Revenue from heavy oil increased 1% as the result of a 9% increase in wellhead prices, partially offset by a 7% decrease in production. Revenue from natural gas decreased 43% as the result of a 34% decrease in wellhead prices and a 13% decrease in production.

	Year ended December 31
	2006		2005
	$000s	$/Unit(1)	$000s	$/Unit(1)
Oil revenue (barrels)
Light oil & NGL	73,387	53.84	75,507	53.84
Heavy oil	339,066	43.57	290,163	37.38
Derivative contracts gain (loss)	2,529	0.32	(48,462)	(6.24)
Total oil revenue	414,982	45.38	317,208	34.61
Natural gas revenue (Mcf)	144,236	7.13	181,270	8.22
Total revenue (boe )	559,218	44.68	498,478	38.82
(1) Per-unit oil revenue is in $/bbl; per-unit natural gas revenue is in $/Mcf.

For the year ended December 31, 2006, light oil and NGL revenue decreased 3% from last year due to a decrease in production. Revenue from heavy oil increased 17% due to the increase in wellhead prices. Revenue from natural gas decreased 20% compared to 2005, as production decreased 8% and average price decreased 13%.

Royalties. Total royalties decreased to $18.5 million for the fourth quarter of 2006 from $27.3 million in 2005. This decrease is reflective of the decrease in total revenue. Total royalties for the fourth quarter of 2006 were 13.8% of sales compared to 16.8% of sales for the same period in 2005. For the fourth quarter of 2006, royalties were 14.7% of sales for light oil and NGL, 12.1% for heavy oil and 17.5% for natural gas. These rates compared to 16.2%, 11.7% and 24.3%, respectively, for the same period last year.

For the year ended December 31, 2006, royalties increased to $85.0 million from $81.9 million for last year. Total royalties in 2006 were 15.3% of sales, compared to 15.0% of sales for 2005. For 2006, royalties were 14.6% of sales for light oil and NGL, 14.6% for heavy oil and 17.2% for natural gas. These rates compared to 15.1%, 12.4% and 19.0%, respectively, for 2005. Royalties are generally based on market index prices realized by the industry in the period, with rates increasing as price and volume escalate. Baytex’s increased effective royalty rate for heavy oil in 2006 was reflective of the higher market price.

Operating Expenses. Operating expenses for the fourth quarter of 2006 decreased to $29.8 million from $33.3 million in the corresponding quarter last year. Operating expenses were $9.36 per boe for the fourth quarter of 2006 compared to $9.55 per boe for the fourth quarter of 2005. For the fourth quarter of 2006, operating expenses were $12.25 per barrel of light oil and NGL, $9.47 per barrel of heavy oil and $1.31 per mcf of natural gas. The operating expenses for the same period a year ago were $6.28, $11.00 and $1.22, respectively.

Operating expenses for the year 2006 increased to $112.4 million from $110.6 million in 2005. Operating expenses were $8.98 per boe for 2006 compared to $8.62 per boe for the prior year. In 2006, operating expenses were $11.17 per barrel of light oil and NGL, $9.23 per barrel of heavy oil and $1.25 per mcf of natural gas compared to $9.06, $9.56 and $1.08, respectively, for the year earlier.

Transportation Expenses. Transportation expenses for the fourth quarter of 2006 were $6.4 million compared to $6.0 million for the fourth quarter of 2005. These expenses were $2.00 per boe for the fourth quarter of 2006 compared to $1.71 for the same period in 2005. Transportation expenses were $2.41 per barrel of oil and $0.12 per mcf of natural gas. The corresponding amounts for 2005 were $2.02 and $0.14, respectively.

Transportation expenses for the year ended December 31, 2006 were $24.3 million compared to $22.4 million for 2005. These expenses were $1.95 per boe in 2006 compared to $1.74 in 2005. Transportation expenses were $2.38 per barrel of oil and $0.13 per mcf of natural gas in 2006, and $2.11 per barrel of oil and $0.14 per mcf of natural gas in 2005.

General and Administrative Expenses. General and administrative expenses for the fourth quarter of 2006 increased to $5.9 million from $4.6 million in 2005. On a per sales unit basis, these expenses were $1.84 per boe for the fourth quarter of 2006 compared to $1.32 per boe for the same period in 2005. The increased costs are due to escalating costs in the labour market, additional expenses associated with the New York Stock Exchange listing and costs relating to compliance requirements under the Sarbanes-Oxley Act. In accordance with our full cost accounting policy, no expenses were capitalized in either the fourth quarter of 2006 or 2005.

General and administrative expenses for the year were $20.8 million, compared to $16.0 million for the prior year. On a per sales unit basis, these expenses were $1.67 per boe in 2006 and $1.25 per boe in 2005. The increase is attributable to the same factors influencing the fourth quarter variance. In accordance with our full cost accounting policy, no expenses were capitalized in either 2006 or 2005.

Unit-based Compensation Expense. Compensation expense related to the Trust’s unit rights incentive plan was $2.2 million for the fourth quarter of 2006 compared to $1.8 million for the fourth quarter of 2005.  For the year ended December 31, 2006, compensation expense was $7.5 million compared to $5.3 million for 2005.

Compensation expense associated with rights granted under the plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. The exercise of trust unit rights are recorded as an increase in trust units with a corresponding reduction in contributed surplus.

Interest Expenses. Interest expenses decreased to $8.8 million for the fourth quarter of 2006 from $9.7 million for the same quarter last year, primarily due to the decrease in convertible debentures outstanding and the effect of a stronger Canadian dollar on U.S. dollar denominated interest expenses.

In 2006, interest expenses were $35.0 million compared to $33.1 million for last year. The increase is attributable to a gradual increase in interest rates partially offset by the decrease in outstanding convertible debentures and the increasing strength of the Canadian currency.

Foreign Exchange. Foreign exchange in the fourth quarter of 2006 was a loss of $9.0 million compared to a loss of $0.9 million in the prior year. The loss is based on the translation of the U.S. dollar denominated long-term debt at 0.8581 at December 31, 2006 compared to 0.8966 at September 30, 2006. The 2005 loss is based on translation at 0.8577 at December 31, 2005 compared to 0.8613 at September 30, 2005.

The foreign exchange gain for 2006 was $0.1 million compared to $6.8 million in the prior year. The 2006 gain is based on the translation of the U.S. dollar denominated long-term debt at 0.8581 at December 31, 2006 compared to 0.8577 at December 31, 2005. The 2005 gain is based on translation at 0.8577 at December 31, 2005 compared to 0.8308 at December 31, 2004.

Depletion, Depreciation and Accretion. The provision for depletion, depreciation and accretion at $39.5 million for the fourth quarter of 2006 represents a decrease from $41.6 million for the same quarter in 2005. This decrease is due to lower production in the current period. On a sales-unit basis, the provision for the current quarter was $12.38 per boe compared to $11.91 per boe for the same quarter in 2005.

Depletion, depreciation and accretion decreased to $152.6 million for 2006 compared to $167.1 million for 2005. On a sales-unit basis, the provision for the current year was $12.19 per boe compared to $13.02 per boe for 2005.

Taxes. Current tax expenses increased to $2.5 million for the fourth quarter of 2006 from $2.4 million for the same quarter a year ago. The current tax expenses are comprised of $1.8 million of Saskatchewan Capital Tax and $0.6 million of prior period adjustments compared to $2.1 million of Saskatchewan Capital Tax and $0.3 million of Large Corporation Tax in the corresponding period in 2005.

Current tax expenses were $8.4 million for 2006 compared to $8.7 million last year. The current tax expenses are comprised of $8.2 million of Saskatchewan Capital Tax, a recovery of $0.4 million of Large Corporation Tax and $0.6 million of prior period adjustments compared to $6.9 million of Saskatchewan Capital Tax and $1.8 million of Large Corporation Tax in 2005.

Net Income. Net income for the fourth quarter of 2006 was $20.0 million compared to $35.2 million for the fourth quarter in 2005. The variance was the result of lower production, lower sales prices, and losses due to foreign exchange which was partially offset by a recovery of future income tax .

Net income for 2006 was $147.1 million compared to $79.9 million for 2005. The variance was primarily due to the elimination of realized loss in financial derivatives and a larger future income tax recovery for 2006.

Liquidity and Capital Resources. At December 31, 2006, total net debt was $364.4 million compared to $418.5 million at the end of 2005, with the decrease mainly attributable to the conversion of convertible debentures. Bank borrowings and working capital deficiency at year-end 2006 were $138.2 million compared to total credit facilities of $300 million.

Capital Expenditures

The Trust’s total capital expenditures for 2006 and 2005 are summarized as follows:

	Year Ended December 31
($thousands)	2006	2005
Land	11,118	7,126
Seismic	2,202	4,949
Drilling and completion	97,273	90,180
Equipment	19,240	23,611
Other	2,548	4,626
Total exploration and development	132,381	130,492
Property acquisitions	1,530	70,986
Property dispositions	(828)	(49,029)
Total capital expenditures	133,083	152,449

Evaluation of Disclosure Controls and Procedures. Raymond Chan, the President and Chief Executive Officer, and Derek Aylesworth, the Chief Financial Officer of Baytex (together the “Disclosure Officers”), are responsible for establishing and maintaining disclosure controls and procedures for Baytex. For the year ended December 31, 2006, the Disclosure Officers evaluated the effectiveness of the disclosure controls and procedures. As a result of this evaluation, the Disclosure Officers have concluded that the disclosure controls and procedures are effective to provide reasonable assurance that all material or potentially material information about the activities of Baytex is made known to them by others within Baytex.

It should be noted that while our Disclosure Officers believe that Baytex's disclosure controls and procedures provide a reasonable level of assurance with regard to their effectiveness, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

There were no changes in our internal control over financial reporting during the four quarter ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Conference Call

Baytex will host a conference call and question and answer session at 2:00 p.m. MT (4:00 p.m. ET) on Tuesday, March 13, 2007 to discuss our fourth quarter and 2006 results. The conference call will be hosted by Raymond Chan, President and Chief Executive Officer, Derek Aylesworth, Chief Financial Officer and Anthony Marino, Chief Operating Officer. Interested parties are invited to participate by calling toll-free across North America at 1-800-745-2189. An archived recording of the call will be available from March 13, 2007 until March 27, 2007 by dialing 1-800-558-5253 or 416-626-4100 within the Toronto area, and entering the access code 21330615. The conference call will also be archived on Baytex’s website at www.baytex.ab.ca.

Forward-Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to Management’s approach to operations and Baytex’s production, cash flow, debt levels and cash distribution practices. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency exchange rates; the imprecision of reserves estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; the weather in Baytex’s areas of operations; and other factors, many of which are beyond the control of Baytex. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

Financial statements for the years ended December 31, 2006 and December 31, 2005 are attached.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President & Chief Executive Officer
Telephone: (403) 267-0715
or
Derek Aylesworth, Chief Financial Officer
Telephone: (403) 538-3639
or
Erin Hurst, Investor Relations Representative
Telephone: (403) 538-3681
Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca

Baytex Energy Trust
Consolidated Balance Sheets
(thousands)

	December 31, 2006	December 31, 2005

Assets
Current assets
Accounts receivable	$64,716	$73,869
Crude oil inventory	9,609	9,984
Financial derivative contracts (note 13)	3,448	5,183
	77,773	89,036

Deferred charges and other assets	4,475	9,038
Petroleum and natural gas properties	959,626	969,738
Goodwill	37,755	37,755
	$1,079,629	$1,105,567

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$71,521	$89,966
Distributions payable to unitholders	13,522	10,393
Bank loan	127,495	123,588
Financial derivative contracts (note 13)	1,055	-
	213,593	233,947

Long-term debt (note 3)	209,691	209,799
Convertible debentures (note 4)	18,906	73,766
Asset retirement obligations (note 5)	39,855	33,010
Deferred obligations (note 14)	2,391	4,558
Future income taxes	118,858	159,745
	603,294	704,825

Non-controlling interest (note 7)	17,187	12,810

Unitholders’ Equity
Unitholders’ capital (note 6)	637,156	555,020
Conversion feature of debentures (note 4)	940	3,698
Contributed surplus	13,357	10,332
Deficit	(192,305)	(181,118)
	459,148	387,932
	$1,079,629	$1,105,567

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Operations and Deficit
(thousands, except per unit data)

	Three Months Ended December 31		Year Ended December 31
	2006	2005	2006	2005

Revenue
Petroleum and natural gas sales	$134,541	$162,356	$556,689	$546,940
Royalties	(18,539)	(27,269)	(85,043)	(81,898)
Realized gain (loss) on financial derivatives	503	(14,109)	2,529	(48,462)
Unrealized gain (loss) on financial derivatives	(408)	26,409	(2,790)	14,696
	116,097	147,387	471,385	431,276

Expenses
Operating	29,848	33,344	112,406	110,648
Transportation	6,376	5,959	24,346	22,399
General and administrative	5,883	4,617	20,843	16,010
Unit based compensation (note 8)	2,168	1,809	7,460	5,346
Interest (note 11)	8,750	9,740	34,960	33,124
Foreign exchange loss (gain)	8,997	864	(108)	(6,784)
Depletion, depreciation and accretion	39,488	41,587	152,579	167,135
	101,510	97,920	352,486	347,878

Income before taxes and non-controlling interest	14,587	49,467	118,899	83,398

Taxes (recovery) (note 10)
Current	2,466	2,410	8,414	8,747
Future	(10,167)	11,088	(41,169)	(7,074)
	(7,701)	13,498	(32,755)	1,673

Income before non-controlling interest	22,288	35,969	151,654	81,725
Non-controlling interest (note 7)	(2,300)	(785)	(4,585)	(1,849)
Net income	19,988	35,184	147,069	79,876

Deficit, beginning of period	(171,813)	(185,320)	(181,118)	(139,453)
Distributions to unitholders	(40,480)	(30,982)	(158,256)	(121,541)

Deficit, end of period	$(192,305)	$(181,118)	$(192,305)	$(181,118)

Net income per trust unit
Basic	$0.27	$0.51	$2.02	$1.19
Diluted	$0.26	$0.47	$1.91	$1.15

Weighted average trust units (note 9)
Basic	74,848	68,669	72,947	67,382
Diluted	78,408	77,610	80,438	74,131

See accompanying notes to the consolidated financial statements.

Baytex Energy Trust
Consolidated Statements of Cash Flows
(thousands)

	Three Months Ended December 31		Year Ended December 31
	2006	2005	2006	2005

Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$19,988	$35,184	$147,069	$79,876
Items not affecting cash:
Unit based compensation (note 8)	2,168	1,809	7,460	5,346
Amortization of deferred charges	304	459	1,267	1,492
Foreign exchange loss (gain)	8,997	864	(108)	(6,784)
Depletion, depreciation and accretion	39,488	41,587	152,579	167,135
Accretion on debentures	33	120	189	321
Unrealized loss (gain) on financial derivatives (note 13)	408	(26,409)	2,790	(14,696)
Future income tax (recovery)	(10,167)	11,088	(41,169)	(7,074)
Non-controlling interest (note 7)	2,300	785	4,585	1,849
	63,519	65,487	274,662	227,465
Change in non-cash working capital	(1,878)	3,393	(9,058)	(20,212)
Asset retirement expenditures	(233)	(382)	(1,747)	(1,637)
Decrease in deferred charges and other assets	(409)	(1,134)	(1,875)	(977)
	60,999	67,364	261,982	204,639

FINANCING ACTIVITIES
Increase (Decrease) in bank loan	(3,189)	(64,853)	3,907	(37,856)
Payments of distributions	(35,079)	(27,897)	(141,453)	(114,221)
Issue of trust units (note 6)	1,427	507	8,509	2,916
Issuance of convertible debentures (note 4)	-	-	-	100,000
Convertible debentures issue costs (note 4)	-	-	-	(4,250)
	(36,841)	(92,243)	(129,037)	(53,411)

INVESTING ACTIVITIES
Petroleum and natural gas property expenditures	(24,380)	(29,608)	(133,911)	(201,478)
Disposal of petroleum and natural gas properties	30	46,039	828	49,029
Change in non-cash working capital	192	8,448	138	1,221
	(24,158)	24,879	(132,945)	(151,228)

Change in cash and cash equivalents	-	-	-	-

Cash and cash equivalents, beginning of period	-	-	-	-

Cash and cash equivalents, end of period	$-	$-	$-	$-

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements
Three Months and Year Ended December 31, 2006 and 2005
(all tabular amounts in thousands, except per unit amounts)

1. Basis of Presentation

Baytex Energy Trust (the “Trust”) was established on September 2, 2003 under a Plan of Arrangement involving the Trust and Baytex Energy Ltd. (the “Company”). The Trust is an open-ended investment trust created pursuant to a trust indenture. Subsequent to the Plan of Arrangement, the Company is a subsidiary of the Trust.

The consolidated financial statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles as described in note 2.

2. Accounting Policies

The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements of the Trust as at December 31, 2005. The interim consolidated financial statements contain disclosures, which are supplemental to the Trust’s annual consolidated financial statements. Certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the Trust’s consolidated financial statements and notes thereto for the year ended December 31, 2005.

3. Long-term Debt

	December 31, 2006	December 31, 2005
10.5% senior subordinated notes (US$247)	$288	$288
9.625% senior subordinated notes (US$179,699)	209,403	209,511
	$209,691	$209,799

The company has US$247,000 senior subordinated notes bearing interest at 10.5% payable semi-annually with principal repayable on February 15, 2011. These notes are unsecured and are subordinate to the Company’s bank credit facilities.

US$179.7 million of 9.625% senior subordinated notes due July 15, 2010 are unsecured and are subordinate to the Company’s bank credit facilities. After July 15 of each of the following years, these notes are redeemable, at the Company’s option, in whole or in part with not less than 30 nor more than 60 days’ notice at the following redemption prices (expressed as percentage of the principal amount of the notes): 2007 at 104.813%, 2008 at 102.406%, 2009 and thereafter at 100%. The Company entered into an interest rate swap contract converting the fixed rate to a floating rate reset quarterly at the three month LIBOR rate plus 5.2% until the maturity of these notes.

4. Convertible Unsecured Subordinated Debentures

On June 6, 2005 the Trust issued $100 million principal amount of 6.5% convertible unsecured subordinated debentures for net proceeds of $95.8 million. The debentures pay interest semi-annually and are convertible at the option of the holder at any time into fully paid trust units at a conversion price of $14.75 per trust unit. The debentures mature on December 31, 2010 at which time they are due and payable.

The debentures have been classified as debt net of the fair value of the conversion feature which has been classified as unitholders’ equity. This resulted in $95.2 million being classified as debt and $4.8 million being classified as equity. Issue costs are being amortized over the term of the debentures, and the debt portion will accrete up to the principal balance at maturity. The accretion, amortization of issue costs and the interest paid are expensed as interest expense in the consolidated statements of operations. If the debentures are converted to trust units, a portion of the value of the conversion feature under unitholders’ equity will be reclassified to unitholders’ capital along with the principal amounts converted.

	Number of Debentures	Convertible Debentures	Conversion Feature of Debentures
Issued on June 6, 2005	100,000	$95,200	$4,800
Conversion	(22,848)	(21,755)	(1,102)
Accretion	-	321	-
Balance, December 31, 2005	77,152	$73,766	$3,698
Conversion	(57,533)	(55,049)	(2,758)
Accretion	-	189	-
Balance, December 31, 2006	19,619	$18,906	$940

5. Asset Retirement Obligations

	2006	2005
Balance, beginning of year	$33,010	$73,297
Liabilities incurred	1,199	406
Liabilities settled	(1,747)	(1,637)
Acquisition of liabilities	-	3,410
Disposition of liabilities	(122)	(2,117)
Accretion	2,678	5,762
Change in estimate(1)	4,837	(46,111)
Balance, end of year	$39,855	$33,010

(1) The change in estimate is partially due to the fluctuations in forecasted market prices of petroleum and natural gas which affect the projected economic life of the wells and facilities, This results in changes to the timing of when wells and facilities are abandoned and reclaimed thus changing the discounted present value of asset retirement obligations. Other factors affecting the liability amount are change in status of wells and change in the estimated costs of abandonment and reclamations.

The Trust’s asset retirement obligations are based on the Trust’s net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities and the estimated time period during which these costs will be incurred in the future. The undiscounted amount of estimated cash flow required to settle the retirement obligations at December 31, 2006 is $236 million. Estimated cash flow has been discounted at a credit-adjusted risk free rate of 8.0% and an estimated annual inflation rate of 5.0% for the year 2007, 4.0% for 2008, 3.0% for 2009 and 2.0% thereafter.

6. Unitholders’ Capital

Trust Units

The Trust is authorized to issue an unlimited number of trust units
	Number of units	Amount
Balance, December 31, 2004	66,538	$515,663
Issued on conversion of debentures	1,549	22,859
Issued on conversion of exchangeable shares	363	5,373
Issued on exercise of trust unit rights	369	2,916
Transfer from contributed surplus on exercise of trust unit rights	-	1,301
Issued pursuant to distribution reinvestment program	464	6,908
Balance, December 31, 2005	69,283	555,020
Issued on conversion of debentures	3,901	54,799
Issued on conversion of exchangeable shares	34	720
Issued on exercise of trust unit rights	1,250	8,509
Transfer from contributed surplus on exercise of trust unit rights	-	4,434
Issued pursuant to distribution reinvestment program	654	13,674
Balance, December 31, 2006	75,122	$637,156

7. Non-Controlling Interest

The Company is authorized to issue an unlimited number of exchangeable shares. The exchangeable shares can be converted (at the option of the holder) into trust units at any time up to September 2, 2013. Up to 1.9 million exchangeable shares may be redeemed annually by the Company for either a cash payment or the issue of trust units. The number of trust units issued upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is calculated monthly based on the cash distribution paid divided by the weighted average trust unit price for the five day trading period ending on the record date. The exchange ratio at December 31, 2006 was 1.51072 trust units per exchangeable share. Cash distributions are not paid on the exchangeable shares. The exchangeable shares are not publicly traded, although they may be transferred by the holder without first being converted to trust units.

The exchangeable shares of the Company are presented as a non-controlling interest on the consolidated balance sheet because they fail to meet the non-transferability criteria necessary in order for them to be classified as equity. Net income has been reduced by an amount equivalent to the non-controlling interest proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.

Number of Exchangeable Shares		Amount
Balance, December 31, 2004	1,876	$12,936
Exchanged for trust units	(279)	(1,975)
Non-controlling interest in net income	-	1,849
Balance, December 31, 2005	1,597	12,810
Exchanged for trust units	(24)	(208)
Non-controlling interest in net income	-	4,585
Balance, December 31, 2006	1,573	$17,187

8. Trust Unit Rights Incentive Plan

The Trust has a Trust Unit Rights Incentive Plan (the “Plan”) whereby the maximum number of trust units issuable pursuant to the plan is a “rolling” maximum equal to 10% of the outstanding trust units plus the number of trust units which may be issued on the exchange of outstanding exchangeable shares. Any increase in the issued and outstanding units will result in an increase in the available number of trust units issuable under the plan, and any exercises of incentive rights will make new grants available under the plan, effectively resulting in a re-loading of the number of rights available to grant under the plan. Trust unit rights are granted at the volume weighted average trading price of the trust units for the five trading days prior to the date of grant, vest over three years and have a term of five years. The Plan provides for the exercise price of the rights to be reduced in future periods by a portion of the future distributions, subject to certain performance criteria.

The Trust recorded compensation expense of $7.5 million for the year ended December 31, 2006 ($5.3 million in 2005) pursuant to rights granted under the Plan.

Effective January 1, 2006, the Trust commenced using the binomial-lattice model to calculate the estimated fair value of the unit rights issued. The following assumptions were used to arrive at the estimate of fair values:

	2006	2005
Expected annual right’s exercise price reduction	$2.16	$1.80
Expected volatility	23% - 28%	23%
Risk-free interest rate	3.54% - 4.45%	3.30% - 3.84%
Expected life of right (years)	Various (1)	5
(1)
The binomial-lattice model calculates the fair values based on an optimal strategy, resulting in various expected life of unit rights. The maximum term is limited to five years by the Trust Unit Rights Incentive Plan.

The number of unit rights outstanding and exercise prices are detailed below:

Number of rights		Weighted average exercise price(1)
Balance, December 31, 2004	3,537	$9.60
Granted	2,451	$15.01
Exercised	(369)	$7.90
Cancelled	(253)	$9.83
Balance, December 31, 2005	5,366	$10.88
Granted	2,443	$21.66
Exercised	(1,250)	$6.81
Cancelled	(246)	$11.54
Balance, December 31, 2006	6,313	$14.00
(1)	Exercise price reflects grant prices less reduction in exercise price as discussed above.

The following table summarizes information about the unit rights outstanding at December 31, 2006:

Range of Exercise Prices	Number Outstanding at December 31, 2006	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable at December 31, 2006	Weighted Average Exercise Price
		(years)
$ 3.25 to $ 8.00	1,191	2.0	$ 5.14	1,033	$ 4.89
$ 8.01 to $12.00	930	3.1	$ 9.33	435	$ 8.94
$12.01 to $16.00	2,085	3.9	$ 13.31	552	$ 12.93
$16.01 to $20.00	270	4.6	$ 19.43	-	-
$20.01 to $24.05	1,837	4.8	$ 22.10	-	-
$ 3.25 to $24.05	6,313	3.7	$ 14.00	2,020	$ 7.96

9. Net Income Per Unit

The Trust applies the treasury stock method to asses the dilutive effect of outstanding trust unit rights on net income per unit. The weighted average exchangeable shares outstanding during the year, converted at the year-end exchange ratio, and the trust units issuable on conversion of convertible debentures, have also been included in the calculation of the diluted weighted average number of trust units outstanding:

2006
	Net income	Trust units	Net income per trust unit
Net income per basic unit	$147,069	72,947	$2.02
Dilutive effect of trust unit rights	-	2,592
Conversion of convertible debentures	1,647	2,515
Exchange of exchangeable shares	4,585	2,384
Net income per diluted unit	$153,301	80,438	$1.91

2005
Net income		Trust units	Net income per trust unit
Net income per basic unit	$79,876	67,382	$1.19
Dilutive effect of trust unit rights	-	1,438
Conversion of convertible debentures	3,168	2,981
Exchange of exchangeable shares	1,849	2,330
Net income per diluted unit	$84,893	74,131	$1.15

The dilutive effect of trust unit incentive rights above did not include 2.1 million trust unit rights (2005 - 3.9 million) because the respective proceeds of exercise plus the amount of compensation expense attributed to future services not yet recognized exceeded the average market price of the trust units during the year.

10. Income Taxes (Recovery)

The provision for (recovery of) income taxes has been computed as follows:
	2006	2005

Income before income taxes and non-controlling interest	$118,899	$83,398
Expected income taxes at the statutory rate of 37.00% (2005 - 40.10%)	$43,992	$33,443
Increase (decrease) in taxes resulting from:
Resource allowance	(11,236)	(13,650)
Alberta royalty tax credit	(110)	(130)
Net income of the Trust	(56,261)	(29,415)
Non-taxable portion of foreign exchange gain	(20)	(1,360)
Effect of change in tax rate	(26,175)	2,734
Effect of change in opening tax pool balances	3,451	851
Effect of change in valuation allowance	1,597	(1,400)
Unit based compensation	2,760	2,143
Other	833	(290)
Current taxes	8,414	8,747
Provision for (recovery of) income taxes	$(32,755)	$1,673

On October 31, 2006, the Federal Government announced its intention to tax the distributions of income trusts beginning in 2011 at the corporate tax rates. If this legislation is enacted there could potentially be additional future income taxes to be recorded by the Trust. At this time, an estimate of the financial effect of the announcement is not determinable.

11. Interest Expense

The Trust incurred interest expense on its outstanding debt as follows:

	Three Months Ended December 31		Year Ended December 31
	2006	2005	2006	2005
Bank loan and miscellaneous financing	$2,479	$2,514	$9,263	$8,318
Amortization of deferred charge	304	458	1,267	1,492
Long-term debt	5,967	6,768	24,430	23,314
Total interest	$8,750	$9,740	$34,960	$33,124

12. Supplemental Cash Flow Information

	Three Months Ended December 31		Year Ended December 31
	2006	2005	2006	2005
Interest paid	$2,902	$5,841	$32,373	$29,728
Income taxes paid	$1,973	$1,593	$7,636	$8,536

13. Financial Derivative Contracts

At December 31, 2006, the Trust had the following derivative contracts:

OIL
	Period	Volume	Price	Index
Price collar	Calendar 2007	2,000 bbl/d	US$55.00 - $83.60	WTI
Price collar	Calendar 2007	3,000 bbl/d	US$55.00 - $83.75	WTI
Price collar	Calendar 2007	2,000 bbl/d	US$60.00 - $80.40	WTI
Price collar	Calendar 2007	1,000 bbl/d	US$60.00 - $80.60	WTI

FOREIGN CURRENCY
	Period	Amount	Floor	Cap
Collar	Calendar 2007	US$5,000,000 per month	CAD/US$1.0835	CAD/US$1.1600

INTEREST RATE
	Period	Principal	Rate
Swap	November 2003 to July 2010	US$179,699,000	3-month LIBOR plus 5.2%

Under the CICA guideline for hedge accounting, the Trust’s financial derivative contracts for oil and foreign currency do not qualify as effective accounting hedges. Accordingly, these contracts have been accounted for based on the fair value method.

14. COMMITMENTS AND CONTINGENCIES

In October 2002, the Trust entered into a long-term crude oil supply contract with a third party that requires the delivery of up to 20,000 barrels per day of Lloydminster Blend crude oil at a price fixed at 71% of NYMEX WTI oil price settled on a monthly basis. The contract is for an initial term of five years commencing January 1, 2003.

At December 31, 2006, the Trust added the following natural gas physical sales contracts:

GAS
	Period	Volume	Price
Price collar	November 1, 2006 to March 31, 2007	5,000 GJ/d	$8.00 - $9.45
Price collar	November 1, 2006 to March 31, 2007	5,000 GJ/d	$8.00 - $9.50
Price collar	November 1, 2006 to March 31, 2007	5,000 GJ/d	$8.00 - $10.15
Price collar	April 1, 2007 to October 31, 2007	5,000 GJ/d	$6.65 - $9.15
Price collar	April 1, 2007 to October 31, 2007	5,000 GJ/d	$6.65 - $9.30

Subsequent to December 31, 2006, the Trust added the following natural gas physical sales contracts:

	Period	Volume	Price
Price collar	April 1, 2007 to October 31, 2007	2,500 GJ/d	$6.65 - $8.25
Price collar	April 1, 2007 to October 31, 2007	2,000 GJ/d	$6.65 - $8.30
Price collar	April 1, 2007 to October 31, 2007	2,500 GJ/d	$6.65 - $8.73

At December 31, 2006, the Trust had operating lease and transportation obligations as summarized below:

OPERATING LEASES AND TRANSPORTATION AGREEMENTS
Payments Due
	Total	1 year	2 years	3 years	4 years	5years
Operating leases	$ 6,891	$ 1,761	$ 2,199	$ 2,199	$ 732	$ -
Transportation agreements	3,177	2,015	926	204	26	6
Total	$ 10,068	$ 3,776	$ 3,125	$ 2,403	$ 758	$ 6

OTHER

At December 31, 2006, there were outstanding letters of credit aggregating $7.3 million (2005 - $7.1 million) issued as security for performance under certain contracts.

The Company has future contractual processing obligations with respect to assets acquired in the Stoddart area. The fair value of $7.8 million of the original obligation is being drawn down over the life of the obligations which continue until October 2008.

In connection with a purchase of properties, Baytex became liable for contingent consideration whereby an additional amount would be payable by Baytex if the price for crude oil exceeds a base price in each of the succeeding six years. As at December 31, 2006, an additional $0.5 million was paid for year one’s obligations under the agreement and has been recorded as an adjustment to the original purchase price of the properties. It is currently not determinable if further payments will be required under this agreement, therefore no accrual has been made.

The Trust is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Trust’s financial position or reported results of operations.